Exhibit 21.1

ORGENESIS INC.

List of Subsidiaries

●	Orgenesis Korea Co. Ltd.
●	Orgenesis Belgium SRL
●	Orgenesis Services SRL
●	Orgenesis Ltd.
●	Orgenesis Maryland LLC
●	Orgenesis Switzerland Sarl
●	Orgenesis Biotech Israel Ltd
●	Koligo Therapeutics Inc.
●	Tissue Genesis International LLC
●	Orgenesis Germany GmbH
●	Orgenesis CA, Inc
●	Mida Biotech BV
●	Orgenesis Australia PTY LTD
●	Orgenesis Italy SRL
●	Theracell Laboratories Private Company
●	Morgenesis LLC